NO. 70-9839

                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D. C. 20549

                               AMENDMENT NO. 5
                                     TO
                           APPLICATION/DECLARATION
                                     ON
                                  FORM U-1
                                  UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                           Northeast Utilities
                 Western Massachusetts Electric Company
                           174 Brush Hill Road
                       West Springfield, MA  01089

                 The Connecticut Light and Power Company
                            107 Selden Street
                             Berlin, CT 06037


    (Names of companies filing this statement and addresses of principal executive offices)

                             NORTHEAST UTILITIES
                  (Name of top registered holding company)

                              Gregory B. Butler
                Vice President, Secretary and General Counsel
                     Northeast Utilities Service Company
                              107 Selden Street
                              Berlin, CT 06037
                   (Name and address of agent for service)

  The Commission is requested to mail signed  copies of all orders, notices and communications to:

       Jeffrey C. Miller, Esq.      David R. McHale
       Assistant General Counsel    Vice President and Treasurer
       Northeast Utilities Service  Northeast Utilities Service
       Company                      Company
       107 Selden Street            107 Selden Street
       Berlin, CT 06037             Berlin, CT 06037


     The Application/Declaration in this File, as heretofore amended, is hereby further amended to add the following statement to the end of paragraph 10:

     "On March 31, 2001, the sale of Millstone 1, Millstone 2 and Millstone 3 to Dominion was consummated."

     SIGNATURES

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

     NORTHEAST UTILITIES
     WESTERN MASSACHUSETTS ELECTRIC COMPANY
     THE CONNECTICUT LIGHT AND POWER COMPANY




     By:   /S/ David R. McHale
     Name: David R. McHale
     Vice President and Treasurer
     Northeast Utilities Service Company
     as Agent for the above named companies.


     Date: May 2, 2001